

10031691



SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION

[UNITED S]TATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street 26th floor
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David G. O'Leary 781-575-2269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corp., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STEPHEN CESSO
Notary Public
Commonwealth of Massachusetts
My Commission Expires January 21, 2016

8/24/10

Signature

US Financial Controller
Title

8/24/10

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Acknowledgement

State of Massachusetts}
County of Norfolk

On August 24, 2010 before me, Stephen Cesso, Esq. , a Notary Public

personally appeared_ David G. O'Leary





who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.
I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



Notary Public Seal

Notary Public Signature

OPTIONAL

Description of Attached Document



STEPHEN CESSO
Notary Public
Commonwealth of Massachusetts
My Commission Expires January 21, 2016

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: June 30, 2010

Number of Pages:2

Signer(s) Other than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Thumbprint of Signer 1



- ❑ Individual
- ❑ Corporate Officer: ______
- ❑ Partner - ❑ Limited ❑ General
- ❑ Attorney-in-Fact
- ❑ Trustee
- ❑ Guardian or Conservator
- ❑ Other: ______

Signer is Representing: ______

Thumbprint of Signer 2



- ❑ Individual
- ❑ Corporate Officer: ______
- ❑ Partner - ❑ Limited ❑ General
- ❑ Attorney-in-Fact
- ❑ Trustee
- ❑ Guardian or Conservator
- ❑ Other: ______

Signer is Representing: ______

Georgeson Securities Corporation
Index
June 30, 2010

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Georgeson Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Georgeson Securities Corporation (the "Company") at June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 24, 2010

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2010

Assets	
Cash	$ 3,580,539
Cash segregated for regulatory purposes	6,288,516
Accounts receivable, net of allowance for returned tenders of $23,000	632,040
Prepaid and other assets	30,947
Total Assets	$10,532,042
Liabilities and stockholder's equity	
Payable to affiliates	$ 742,030
Amounts owed to customers	3,696,617
Other liabilities	1,442,315
Total liabilities	$ 5,880,962
Stockholder's equity	
Common stock, $0.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	149,998
Retained earnings	4,501,080
Total stockholders equity	4,651,080
Total liabilities and stockholder's equity	$10,532,042

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2010

Revenue	
Fee Income	$ 9,214,594
Interest income	452,631
Internal Revenue	182,500
Total revenue	9,849,725
Expenses	
Brokerage commissions	162,679
Compensation and Benefits	3,543,975
General and administrative expenses	915,097
Management and overhead expenses	1,027,048
Occupancy expenses	301,344
Technology and printing expenses paid to affiliates	928,333
Transfer agent expenses	1,314,068
Total Expenses	8,192,544
Income before income taxes	1,657,181
Current Income tax expense	696,016
Net Income	$ 961,165

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2010

	Common Stock		Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance July 1, 2009	200	$ 2	$149,998	$3,539,915	$ 3,689,915
Net Income				961,165	961,165
Balance June 30, 2010	200	$ 2	$149,998	$ 4,501,080	$ 4,651,080

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2010

Cash flows from operating activities	
Net Income	$ 961,165
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in cash segregated for regulatory purposes	1,815,090
Decrease in payable to affiliate	(71,426)
Decrease in accounts receivable, net	136,920
Decrease in prepaid and other assets	2,806
Decrease in amounts owed to customers	(1,553,592)
Decrease in accrued expenses and other liabilities	(219,984)
Net cash provided by operating activities	1,070,979
Net Increase in cash	1,070,979
Cash	
Beginning of period	2,509,560
End of period	3,580,539
Supplemental disclosure of non-cash activities	
Income taxes paid	$ 696,016

The accompanying notes are an integral part of these financial statements.

1. General

Georgeson Securities Corporation (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Georgeson Inc. (the "Parent"), the ultimate Parent of which is Computershare Limited, a publicly-held Australian corporation.

The company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of ("FINRA") the Financial Industry Regulatory Authority. The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction").

2. Summary of Significant Accounting Policies

Recent Accounting Developments

In June 2009, the Financial Accounting Standards Board (FASB) issued "*The FASB Accounting Standards Codification* and the *Hierarchy of Generally Accepted Accounting Principles*" ("the Codification"). The codification became the single source for all authoritative GAAP for periods ending after September 15, 2009. As the codification was not intended to change or alter existing GAAP, it does not have an impact on the Company's financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Fee income earned on a shareholder transaction is accrued at the end of the month in which a shareholder transaction is authorized. Revenue accrued is subject to an allowance for returned tenders which are the return of the shares delivered to a transfer / exchange agent as an invalid surrender. Fee income is recorded net of returned tenders and related allowances for doubtful returned tenders.

Brokerage commissions and the related clearing charges are recorded on an accrual basis, based on trade date.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

In 2007, the Company adopted a new accounting standard which establishes the accounting for uncertainty in income taxes recognized in the Company's financial statements. As a result, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities. Adoption of this standard did not have a material effect on the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Fair Value of Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) are considered to approximate the reported value due to their short-term nature.

3. Accounts Receivable and Allowance for Returned Tenders

All shareholder transactions are cleared through the Company's clearing broker, Broadcort Capital Division of Merrill Lynch. Accounts receivable represent unpaid fees earned on shareholder transactions. Accounts receivable are reported net of an allowance for returned tenders on the Statement of Financial Condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience and levels of past due balances. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

4. Related Party Transactions

In accordance with an expense sharing agreement with the Company, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company through an intercompany account. For the year ended June 30, 2010, the shared services charged back to the Company totaled $1,027,048. Utilities and other property related expenses recharged back to the Company totaled $301,344.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, certain mailing and printing activities, and technology services provided by affiliates to the Company. For the year ended June 30, 2010, mailing and printing costs charged back to the Company totaled $217,270. Infrastructure and system support charges totaled $711,063.

Computershare Finance Company Pty Ltd globally manages interest rate risk for the consolidated group. Any economic benefit or detriment of that risk management is allocated in proportion to the underlying assets being managed.

In addition to the above, the Company has a revenue agreement with an affiliate regarding transfer agent fees. The amount of these fees that were charged back to the Company totaled $1,314,068 and are included in the transfer agent expenses on the Statement of Income. From time to time, the Company will perform services on behalf of its parent. The company records revenue associated with these services, but also incurs an expense payable to its parent. In accordance with an agreement, the Company will rebate a portion of the revenues to cover expenses the parent incurs in conjunction with the transaction.

The employee benefit expenses for the Company are paid for by the Parent of the Company. The Parent has established certain qualified retirement plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred approximately $70,560 in expense as its matching contribution to the plan for the year ended June 30, 2010.

In addition to providing retirement benefits, the Parent provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of approximately $340,660 for the year ended June 30, 2010.

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

6. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the broker-dealer is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2010, the Company had net capital of $3,988,093 which was $3,738,093 in excess of its required net capital of $250,000. At June 30, 2010, the Company had aggregate debit items of $0.

7. Income Taxes

The Company is part of a group that files a consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis. Amounts due to the Parent with respect to current income taxes are settled currently.

The income tax benefit for the year ended June 30, 2010 consists of the following:

Current	
Federal	$ 517,550
State and Local	178,466
Income Tax Expense	$ 696,016

The effective tax rate differs from the Federal statutory rate primarily due to the effect of state and local taxes.

In 2007, the Company adopted authoritative guidance which establishes the accounting for uncertainty in income taxes recognized in the Company financial statements. As a result of the implementation, the Company did not recognize an increase in liability for unrecognized tax benefits. For the year ended June 30, 2010, the Company did not recognize changes to its liabilities related to unrecognized tax benefits.

The Company has not recognized or accrued any interest or penalties as a result of the adoption for the period ended June 30, 2010.

The company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of June 30, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from 2006 forward (with limited exceptions).

8. Contingencies

From time to time the Company is a defendant in certain litigation and in addition is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

9. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2010, or for the year then ended.

10. Segregated Cash

Cash of $6,288,516 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC.

11. Subsequent Events

Subsequent events have been evaluated through August 24, 2010, the date of the Report of the Independent Auditors. No significant events were identified by management.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2010

Schedule I

Net capital	
Total stockholder's equity	$4,651,080
Deductions	
Non-allowable assets:	
Accounts Receivable net of allowance for returned tenders	632,040
Prepaid and other assets	30,947
Net Capital	$ 3,988,093
Combined Aggregate Debit Items	$ 0
Computation of Alternative net capital requirement	
Minimum required net capital (the greater of $250,000 or 2% of Combined aggregate debit items)	$ 250,000
Excess net capital over minimum required	$3,738,093

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited June 30, 2010 Form X-17a-5, as dated July 13, 2010.

Georgeson Securities Corporation
Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2010

Schedule II

Free credit balances in customers' securities accounts	$ 3,696,617
Market value of securities in excess of 40 calendar days and which have not been confirmed	0
Total Credits	3,696,617
Total Debits	0
Excess of total credits over total debits	3,696,617
Amount held on deposit in Reserve Bank Account	$ 6,288,516

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's unaudited June 30, 2010 Form X-17a-5, as dated July 13, 2010.

1. **Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3.** **$ 0**

   A. Number of Items -

2. **Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.** **$ 0**

   A. Number of Items -

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Georgeson Securities Corporation:

In planning and performing our audit of the financial statements of Georgeson Securities Corporation (the "Company") as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Since the Company does not extend credit to its customers to purchase securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 24, 2010

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Georgeson Securities Corporation
Attn: Harold Kaplan
199 Water Street 26th Floor
New York, NY 10038

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Harold Kaplan (201) 386-3340

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 24,218
B. Less payment made with SIPC-6 filed (exclude interest) 8/24/2010 Date Paid		(13,274)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		10,944
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 10,944
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 10,944	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

Cynthia Misley
(Authorized Signature)

Chief Operating Officer
(Title)

Dated the 24 day of August, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2009 and ending June 30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,849,727
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	9,849,727
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	162,679
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	162,679
2d. SIPC Net Operating Revenues	$ 9,687,048
2e. General Assessment @ .0025	$ 24,218

(to page 1 but not less than $150 minimum)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Accountants

To The Board of Directors of Georgeson Securities Corporation
199 Water Street 26th Floor
New York, NY 10038

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Georgeson Securities Corporation ("the Company") for the year ended June 30, 2010, which were agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, which were general ledger entries and copies of wires made, noting no differences;

2. Compared the Total Revenue amount reported on the audited Form X-17A-5 for the year ended June 30, 2010, to the Total Revenue amount reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2010, noting no differences;

3. Compared the commissions, floor brokerage and clearance fees reported in Form SIPC-7 for the year ended June 30, 2010, to the general ledger records of the Company, which were consistent with the annual audited Financial Statements of the Company for the year ended June 30, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $9,687,048 and $24,218, respectively of the Form SIPC-7, noting no differences;

b. Recalculated the mathematical accuracy of the general ledger records and the annual audited Financial Statements of the Company obtained in procedure 3, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 24, 2010

Georgeson Securities Corporation

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities Exchange Act of 1934
June 30, 2010